Q77(h) (Change in Control)

Virtus Equity Trend Series (Series 45):
The Security Benefit Life Insurance Company ("Security
Benefit"), on behalf of its customers, acquired control on or about March 30, 2016, as a result of a series of large redemptions by another shareholder. As of the end of the period, Security Benefit owned 26.41% of the shares (as measured in assets).